Exhibit 3.1

AMENDMENT TO THE

BY-LAWS

OF

WISCONSIN PUBLIC SERVICE CORPORATION

The By-laws of Wisconsin Public Service Corporation, a Wisconsin corporation (the “Company”), are hereby amended, pursuant to action duly taken on the date hereof by the sole stockholder of the Company entitled to vote on such action, by removing Section 2 of Article III of such By-laws and replacing it in its entirety with the following sentence:

“The number of directors of the Corporation shall be fixed from time to time by the directors or the shareholders and shall be a minimum of three (3).”

Except as hereby amended, the By-laws shall remain the same.

Adopted: June 29, 2015